[redacted]

12010745

NA 2/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5*
PART III

SEC Mail Processing Section
FEB 21 2012
Washington DC
123

AB 3/20

SEC FILE NUMBER
8- 49016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. Riley & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd., Suite 800
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Kelleher (310) 996-1444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Riley & Co., LLC, as of December 31, 20 11 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ____________
County of ____________
Subscribed and sworn to (or affirmed) before me on this ____ day of ____________, _____ by ____________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Signature

CFO
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th (Date) day of January (Month), 2012 (Year), by

(1) Michael Richard McCoy (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

NICOLLE ORTEGA
Commission # 1946633
Notary Public - California
Los Angeles County
My Comm. Expires Aug 4, 2015

Place Notary Seal Above

Signature [signature] Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 12-31-11 Number of Pages: 2

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

B. Riley & Co., LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash	$	527,318
Cash segregated under federal and other regulations		50,000
Deposit with clearing organization		250,000
Commissions receivable		472,538
Marketable securities, at market value		6,918,486
Receivable from related party		754,725
Property and equipment, net		47,595
Other receivables, net		235,032
Prepaid expenses		82,928
Prepaid income taxes		16,400
Investments, available for sale		1,494,085
Deposits		63,494
Other assets		1,221
Total assets	$	10,913,822

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	720,920
Accrued compensation		1,281,505
Payable to clearing organization		1,635,551
Securities sold, not yet purchased, at market		964,286
Total liabilities		4,602,262
Commitments and contingencies		
Member's equity		
Member's equity		6,398,311
Accumulated other comprehensive income		(86,751)
Total member's equity		6,311,560
Total liabilities and member's equity	$	10,913,822

The accompanying notes are an integral part of these financial statements.

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
B. Riley & Co., LLC:

We have audited the accompanying statement of financial condition of B. Riley & Co., LLC (the Company) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of B. Riley & Co., LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

B. Riley & Co., LLC, (the "Company") is the successor organization to B. Riley & Co., which was originally incorporated in the State of Delaware on February 15, 1996, as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of B. Riley & Co., Inc. (the "Parent"), and is affiliated through common ownership with Riley Investment Management.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the sale of equities, market making and research services. The Company also provides investment banking services by engagement and trades securities for its own account.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable and receivables from related parties are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

As discussed in Note 8, other receivables are valued and reported at net realizable value. They are evaluated on a periodic basis and an allowance for doubtful accounts is established based on the past write-offs, collections and certain current conditions.

The Company has adopted FASB ASC 220, Comprehensive Income. This codification establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and “other comprehensive income,” which includes charges or credits to equity that is not the result of transactions with the member. The Company’s only material component of “other comprehensive income” is unrealized gain or loss on securities available for sale.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments are classified as available-for-sale. These investments consist of equity securities and investments, not readily marketable. The equity securities are valued at quoted market value and the investments are valued at their estimated fair value.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company receives investment banking fees in accordance with terms stipulated in its engagement contracts. Investment banking fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts.

Advertising costs are expensed as incurred. For the year ended December 31, 2011, the Company included $29,800 of advertising costs in other operating expenses.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 17, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or member's equity

Note 2: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $50,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (See Schedule II).

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Penson Financial Services, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2011 was $250,000.

Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computer hardware	$	112,208	5
Automobiles		47,200	5
Furniture		25,392	7
Leasehold improvements		20,922	39
Office equipment		26,817	5
Total cost of property and equipment		232,539	
Less: accumulated depreciation		(184,944)	
Property and equipment, net	$	47,595	

Depreciation expense for the year ended December 31, 2011 was $19,132.

Note 5: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to the California limited liability gross receipts fee and a minimum tax provision of $800. The Company is also required to pay nominal amounts of income taxes in various other state jurisdictions, based upon the Company's presence in those states. At December 31, 2011, the Company's income tax provision of $32,866, consisted of the California gross receipts fee, state franchise taxes, and the 1.5% S-corp tax allocation from its member.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securities,	$ -	$ -	$ -	$ -
at market value	$ 6,918,486	$ 6,918,486	$ -	$ -
Investments, available for sale	$ 1,494,085	$ 1,200,348	$ 4,290	$ 289,447
Total	$ 8,412,571	$ 8,118,834	$ 4,290	$ 289,447

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Securities sold, not yet purchase	$ 964,286	$ 964,286	$ -	$ -
Total	$ 964,286	$ 964,286	$ -	$ -

The following table includes a rollforward of the amounts for the year ended December 31, 2011 for financial instruments classified with Level 3:

	Investments
Balance at December 31, 2010	$ 39,447
Realized & unrealized gains (losses)	-
Purchases, sales, and settlements	250,000
Transfers (in/out), net	-
Balance at December 31, 2011	$ 289,447

Note 7: MARKETABLE SECURITIES, AT MARKET VALUE

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income. At December 31, 2011, these securities are carried at their fair market value of $6,918,486.

Note 8: OTHER RECEIVABLES, NET

Other receivables consist of expenses incurred by the Company on behalf of its clients that are expected to be reimbursed. Other receivables are valued and reported at net realizable value. As of December 31, 2011, the Company recorded a provision for the expected uncollectibility of $65,273.

Other receivables	$	300,305
Less: Allowance for doubtful accounts		(65,273)
Other receivables, net	$	235,032

Note 9: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at quoted market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stocks	$ 6,918,486	$ 964,286

Note 10: INVESTMENTS, AVAILABLE FOR SALE

Investments, available-for-sale consist of equities and investments that are not readily marketable. These investments are carried at their estimated fair market value of $1,494,085 at December 31, 2011. As discussed in Note 1, the Company has adopted FASB ASC 220, which establishes standards for the reporting and presentation of comprehensive income and its components in financial statements.

The Company included $86,751 in unrealized losses on these investments in comprehensive income at December 31, 2011. The Company also reclassified $186,380 from unrealized losses on investments, at estimated fair value, included in other comprehensive income at December 31, 2011 to the Statement of Income.

Note 11: RELATED PARTY TRANSACTIONS

The Company has receivables due from related parties in the amount of $754,725, of which $490,035 is due from an affiliated entity, while the remainder is due from the Company's employees. These receivables are due on demand.

The Company is affiliated with an investment adviser and earns commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2011, such commissions were approximately $63,014.

The Company has an expense sharing agreement with an affiliated entity, whereby the Company provides personnel, office space, insurance, and various other general services. The affiliate, then reimburses the Company based on a set schedule for these services, outlined in the agreement. For the year ended December 31, 2011, the Company received $51,000 in reimbursements under the agreement.

In May of 2011 the Company began managing for a related fund of funds. The Company earned approximately $56,000 for the year ended December 31, 2011.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 12: PROFIT SHARING PLAN

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution at the discretion of the Board of Directors. The Company did not make a profit sharing contribution or matching contribution for the year ended December 31, 2011.

Note 13: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 14: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into various lease agreements for office space. These leases contain provisions for rent escalation based on increases in certain costs incurred by the leasers.

At December 31, 2011, the minimum annual payments are as follows:

Year Ending December 31,	
2012	$ 415,307
2013	433,406
2014	453,483
2015	474,719
2016	453,854
2017 & thereafter	-
	$ 2,230,769

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2011, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 15: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Note 15: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending December 31, 2011, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 16: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2011, the Company had net capital of $2,099,194 which was $1,819,694 in excess of its required net capital of $279,500; and the Company's ratio of aggregate indebtedness ($1,952,425) to net capital was 0.93 to 1, which is less than the 15 to 1 maximum allowed.

B. Riley & Co., LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011